SECURITIES AND EXCHANGE COMMISSION
                      Washington, D.C. 20549

                                FORM 15

Certification and Notice of Termination of Registration under Section 12(g) of the Securities Exchange Act of 1934 or Suspension of Duty to File Reports under Sections 13 and 15(d) of the Securities Exchange Act of 1934

               Commission File Number 0000-31621

                    Pacific Vision Group, Inc.
    (Exact name of registrant as specified in its charter)

                        1711 E. Ogden
                    Las Vegas, Nevada 89101
                       (520) 906-3567
  (Address, including zip code; Telephone number, including area code of registrant's principal executive offices)


              Common Stock, $.001 par value per share
     (Title of each class of securities covered by this Form)

                                 none
 (Titles of all other classes of securities for which a duty to file reports under section 13(a) or 15(d) remains)

     Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to terminate or suspend the duty to file reports:

  Rule 12g-4(a)(1)(i)   [X]   Rule 12h-3(b)(1)(ii)  [ ]
  Rule 12g-4(a)(1)(ii)  [ ]   Rule 12h-3(b)(2)(i)   [ ]
  Rule 12g-4(a)(2)(i)   [ ]   Rule 12h-3(b)(2)(ii)  [ ]
  Rule 12g-4(a)(2)(ii)  [ ]   Rule 15d-6            [ ]
  Rule 12h-3(b)(1)(i)   [ ]

   Approximate number of holders of record as of the certification or notice
 date:   225

     Pursuant to the requirements of the Securities Exchange Act of 1934, Pacific Vision Group, Inc., has caused this certification/notice to be signed on its behalf by the undersigned duly authorized person(s.


DATE: July 15, 2005
      --------------

BY: /s/ Phillip Liu
    --------------------
        Phillip Liu,
        President and
        Director